U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING
                                 (Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
      For Period Ended: 04/30/97

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

Part I-Registrant Information
      Full Name of Registrant:                 Jayark Corporation
      Address of Principal Executive Office:   P.O Box 741528
      City, State and Zip Code:                Houston, TX  77274

Part II-Rules 12b-25(b) and (c)
      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
      (b) The subject annual report or transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III-Narrative
      The Registrant is currently attempting to refinance the loan agreement at Rosalco, Inc., its Household Products subsidiary. In addition, the Registrant is pursuing various alternatives concerning the future of this subsidiary. These matters, along with the resignation, after year end, of the Controller of the Registrant's Houston subsidiary, AVES Audio Visual Systems, Inc., have caused delays with the completion of the audit of the Registrant's financial statements and preparation of Form 10-K.

Part IV-Other Information
      (1) Name and telephone number of person to contact in regard to this
          notification:  Robert C. Nolt   (607) 729-9331
      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed?  If the answer is no, identify report(s).   [X] Yes    [ ] No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or
          portion thereof?                                   [ ] Yes    [X] No

                               Jayark Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                Date: July 29, 1997         By: /s/ Robert C. Nolt
                                                Robert C. Nolt
                                                Chief Financial Officer